January 7, 2025

Massimiliano Chiara
Executive VP and CFO, Executive Director
International Game Technology PLC
10 Finsbury Square, Third Floor
London EC2A 1AF
United Kingdom

       Re: International Game Technology PLC
           Form 20-F for Fiscal Year Ended December 31, 2023
           File No. 001-36906
Dear Massimiliano Chiara:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services